EXHIBIT F


                      [MediaOne Group Letterhead]




                                                May 12, 1999



Amos B. Hostetter, Jr.
Pilot House Associates, LLC
The Pilot House
Lewis Wharf
Boston, MA   02110

Dear Amos:

Thank you for your letter of May 7, 1999. Your request, as modified by AT&T, is for relief from the standstill provisions of the Stockholders' Agreement to the extent necessary to permit you to work with AT&T in the implementation and completion of the proposed merger (the "Merger") and the transactions contemplated thereby, including the right to solicit proxies for the Merger and to speak with MediaOne Group shareholders concerning the financial aspects of the Merger.

In response to this request, MediaOne Group agrees to extend the waiver of
Section 3.5(a)(ii)(b) and to grant a waiver of Section 3.5(a)(ii)(C). In addition, MediaOne Group agrees to permit you to speak with its shareholders regarding the financial aspects of the Merger. The foregoing waivers shall remain in effect until such time as the Merger is consummated or the AT&T Merger Agreement terminates in accordance with its terms. These waivers are solely to allow you to engage in the activities described in the first paragraph of this letter and for no other purpose, including without limitation seeking to influence in any public forum the management or policies of MediaOne Group or any of its subsidiaries.

Please consider this letter to be an amendment to the Stockholders' Agreement, dated as of February 27, 1996, and subject to the same applicable law. Other than as modified by this letter, the remaining provisions of such Stockholders' Agreement remain in effect. If acceptable, please confirm by signing and returning a copy of the letter to me.

Very truly yours,


Frank M. Eichler
Executive Vice President
Law and Public Policy
General Counsel and Secretary



Accepted and agreed to as of the date first written above:



---------------------------------
Amos B. Hostetter, Jr.

cc:   Steve Besen
      Dennis Block
      Marilyn Wasser